FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                       the Securities Exchange Act of 1934



                           For the month of April 2005
                                 13 April, 2005



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing Corporate Reorganisation released on
                13 April, 2005






                      British Sky Broadcasting Group plc



13 April 2005


Corporate reorganisation

The High Court has today approved the application by BSkyB Investments Limited for a reduction of share capital. As described in the announcement on 1 April 2005, this application formed part of a corporate reorganisation to increase the level of distributable reserves available to British Sky Broadcasting Group plc ("BSkyB"). The Court Order will shortly be registered at Companies House, whereupon the reorganisation will be complete and BSkyB will have access to additional distributable reserves.

In addition to its ordinary dividend payments, BSkyB is currently returning cash to shareholders by means of a share buy-back programme under an authority granted by shareholders at BSkyB's Annual General Meeting in November 2004.



Enquiries:


Analysts/Investors:

Oliver Lewis                         Tel: 020 7705 3337
Robert Kingston                      Tel: 020 7705 3726

E-mail: investor-relations@bskyb.com


Press:

Julian Eccles                        Tel: 020 7705 3267
Robert Fraser                        Tel: 020 7705 3036

E-mail: corporate.communications@bskyb.com


 SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 13 April, 2005                By: /s/ Dave Gormley
                                            Dave Gormley
                                       Company Secretary